Exhibit 99.1

XM Canada Reports Solid Revenue Growth in Fiscal 2010

13.5 per cent increase in self-paying subscribers and cost management contribute to sound financial performance

TORONTO, Nov. 17 /CNW/ - Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading satellite radio company, today released its financial results for the fiscal year and fourth quarter ended August 31, 2010.

Fiscal 2010 Financial Highlights
Fiscal year ended August 31, 2010 versus fiscal year ended August 31, 2009

•	Increased self-paying subscribers by 13.5 per cent to 432,200 in 2010 from 380,900 in 2009
•	Increased revenue by 7.9 per cent to $56.6 million from $52.5 million in 2009
•	Improved adjusted operating profit (loss) to ($7.9 million) from ($14.5 million) in 2009 representing a significant improvement from the 2008 ($29.1 million) results

Fourth Quarter 2010 Financial Highlights
Quarter ended August 31, 2010 versus quarter ended August 31, 2009

•	Increased revenue by 8.2 per cent to $14.9 million from $13.7 million
•	Improved adjusted operating profit (loss) by $2.4 million to ($0.7 million) from ($3.1 million)
•	20th consecutive quarter of revenue growth

"As our costs remain in check, our business continues to evolve and our growth rate outpaces that of the Canadian economy by a considerable margin," said Michael Moskowitz, President and Chief Executive Officer of XM Canada.

"XM Canada's ability to generate strong revenue is a testament to the deliberate and disciplined business strategy we have pursued. Domestic auto sales continue to be our growth engine and with the sector recovery pace increasing, this bodes well heading into 2011. We have expanded content delivery across multiple platforms to touch more Canadians, most notably in the online and mobile space. We have also continued to diligently focus on extracting operating leverage. All of these factors have resulted in an improvement in our profitability, and we remain in an excellent position to maximize future opportunities."

Recent Business Highlights

•
Automotive self-paying subscribers grew by 30.3 per cent year-over-year and represented 68.8 per cent of all new XM Canada subscribers in 2010. With the increasing improvement of the auto sector and strong vehicle sales for the calendar year 2010 already outpacing 2009, XM Canada anticipates greater results in this segment going forward.

•
XM Canada further expanded its mobile platform offerings by introducing a new application for Android powered devices, allowing Canadians more ways to access XM's digital audio entertainment and content on one of the fastest growing wireless operating systems in the world. This news follows mobile device announcements made by XM Canada for its iPhone, iPod touch, Blackberry, and iPad offerings.

•
XM Canada's commitment to the Canadian cultural community is stronger than ever. Earlier this month the company pledged its support to S'Cool Life Fund - announcing the new $100,000 XM Instrument Fund for eligible elementary school music programs across the country.  And on the heels of crowning Toronto comedian Matt O'Brien Canada's Next Top Comic, XM Canada recently announced the new date of March 1, 2011 for the 3rd annual The Verge Music Awards and search for Canadian Artist of the Year and Canadian Album of the Year.

Financial Performance

Revenue increased by $1.2 million, or 8.2 per cent, to $14.9 million from $13.7 million for the fourth quarters of 2010 and 2009, respectively. On a year-to-date basis, revenue increased by $4.2 million, or 7.9 per cent, to $56.6 million in 2010 from $52.5 million in 2009. The increase quarter-over-quarter and year-over-year was attributable to the Company's growing subscriber base.

Average Monthly Subscription Revenue per Subscriber (ARPU) was $11.28 and $11.74 for the fourth quarters of 2010 and 2009, respectively, and $11.21 and $11.88 for fiscal 2010 and 2009, respectively.  ARPU declined in the fourth quarter of 2010 and in fiscal 2010 due primarily to an increase in automotive Self-Paying Subscribers which have a lower ARPU, an increase in subscribers committing to multi-year plans as a result of promotional discounts, and discounts offered to increase retention as a result of the current economic conditions.

Adjusted Operating Profit (Loss) improved significantly from ($3.1 million) in the fourth quarter of 2009 to ($0.7 million) in the fourth quarter of 2010. Higher revenue was offset by higher cost of revenue and non-recurring items that made general & administrative expenses slightly higher this quarter. On a year-to-date basis, Adjusted Operating Profit (Loss) improved by $6.6 million, to a loss of ($7.9 million) in 2010 from a loss of ($14.5 million) in 2009. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $4.2 million increase in revenue, a $5.0 million decrease in marketing spend, a $1.2 million credit in respect of CRTC fees payable taken during the period offset by a $1.8 million credit taken due to a modification of a service provider contract in the same period in the prior year as well as higher cost of revenue and general & administrative costs in the current period.

Pre-Marketing Adjusted Operating Profit improved by $2.4 million to $3.8 million from $1.4 million for the fourth quarters of 2010 and 2009, respectively. This quarter is the ninth consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. On a year-to-date basis, Pre-Marketing Adjusted Operating Profit improved by $1.7 million, to $9.3 million in 2010 from $7.6 million in 2009. The improvement in Pre-Marketing Adjusted Operating Profit is driven primarily by continued revenue growth and cost reductions. As the Company continues to grow revenue and manage its programming and general & administrative costs, it expects Pre-Marketing Adjusted Operating Profit to continue to improve.

Per Subscriber Acquisition Cost (SAC) was $69 and $43 for the fourth quarters of 2010 and 2009, respectively. The increase in SAC is attributable to higher subscriber additions in the OEM channel offset by lower cost aftermarket receivers. SAC was $50 and $64 for the year ended August 31, 2010 and 2009, respectively.

Cost per Gross Addition (CPGA) was $90 and $95 for the fourth quarters of 2010 and 2009, respectively. CPGA was $98 and $125 for the year ended August 31, 2010 and 2009, respectively. CPGA declined year-over-year as a result of lower advertising and marketing costs as well as lower direct costs to acquire a subscriber. While the Company expects that it will be able to continue to maintain a CPGA in the range of $100-$110 on an annual basis as it grows its subscriber base through cost efficient distribution channels, its ultimate success depends on its ability to continue to drive gross subscriber additions during these challenging economic times.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

About Canadian Satellite Radio Holdings Inc.

Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free 14-day trial of XM Radio is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own over 50 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

($000's)	Fourth Quarter 2010	Fourth Quarter 2009 Restated	2010	2009 Restated
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit
Profit (loss) before the undernoted ………......................................................	(7,084)	(9,949)	(34,717)	(41,791)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization…………………………………………………….……....................	6,206	6,167	24,764	24,543
Stock-based compensation….…………………………………………………..	225	593	2,088	2,492
Costs paid by parent company..………………………………………………….	0	64	0	248

Adjusted Operating Profit (Loss)………………………………………………….	(653)	(3,125)	(7,865)	(14,508)
Add total marketing……………………………………………………………….	4,448	4,510	17,159	22,119
Pre-Marketing Adjusted Operating Profit……………………………………….	3,796	1,385	9,294	7,611
%CIK: 0001354901

For further information:

Investors Morlan Reddock 416-408-6899 investor.relations@xmradio.ca	Media Trish Tervit 416-969-2809 ttervit@environicspr.com

CO: XM Canada

CNW 11:22e 24-NOV-10